" PUBLIC "

2/12a/16



16014771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Capital Markets, LLC (FKA Tag Securities, Inc) cyl

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 Plaza Real – Suite 225
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen (212) 402-1348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lante Place	Boca Raton	FL	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CLAIRE E SIGAFOOS
Notary Public
State of New Jersey
My Commission Expires Aug. 05, 2019
I.D.# 2448661

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidate on.
- [x] (l) An Oath or Affirmation.
- [ ] m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CG Capital Markets, LLC

We have audited the accompanying statement of financial condition of CG Capital Markets, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of CG Capital Markets, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CG Capital Markets, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Robert H Garick, CPA, LLC

Boca Raton, Florida

February 28, 2016

CG Capital Markets, LLC
Statement of Financial Condition
At December 31, 2015

Assets	
Cash and Equivalents	$ 4,221,190
Due From Clearing Organization	500,000
Securities Owned and other Marketable Instruments	35,958,822
Prepaid Expenses and Other Current Assets	589,158
Fixed Assets, at cost (net of Accumulated Depreciation of $293,415)	45,663
Total Assets	$ 41,314,833

Liabilities and Members' Equity	
Liabilities:	
Securities Sold Short	8,223,602
Payable to Clearing Organization	27,161,298
Accounts Payable and Accrued Liabilities	681,905
Total Liabilities	36,066,805
Member's Equity	5,248,028
Total Liabilities and Members' Equity	$41,314,833

See accompanying notes to the financial statements

CG Capital Markets, LLC
Notes to the Financial Statements

NOTE 1 – Organization and Nature of Business

CG Capital Markets, LLC, (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC. The Company, a Delaware LLC, was formed in March 2015, as a result of the purchase, and conversion of, a Nevada corporation ("Tag Securities, Inc.", or "Tag") to that of a Delaware limited liability company, changing its name to "CG Capital Markets, LLC". The company is a wholly-owned subsidiary of CG Capital Markets Holdings, LLC (Parent), also a Delaware LLC. Related to this transaction was an agreement to sell the Institutional Fixed Income business of Capital Guardian LLC (a North Carolina LLC, or "CG") under terms between Northern Star Capital Holdings, LLC, a Delaware limited liability company ("Seller"), and Theo Muller (Owner of Frellum, LLC, a Delaware LLC, or "Buyer") transferring all of the assets and personnel of CG's Institutional Fixed Income business to Tag (now known as CG Capital Markets) on July 30, 2015, on which date trading operations for the new company commenced. The majority of the revenue for 2015 is associated with the period from July 30 to December 31, 2015. The Company's Headquarters is located in Boca Raton, FL, with additional offices in New York, NY, and Red Bank, NJ. The Company specializes in Fixed Income market making, proprietary trading and investment banking.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease.

Revenue Recognition:

Principal Transactions on Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

CG Capital Markets, LLC
Notes to the Financial Statements (continued)

Investment Banking

Investment banking revenues include fees earned from providing commercial customers with Reg D private placement services, and corporate finance advisory services. Investment banking fees are accrued when earned.

Income Taxes:
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended December 31, 2015, see note 8.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement:
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

CG Capital Markets, LLC
Notes to the Financial Statements (continued)

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 are all Level 1.

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for customers' and counterparties' securities transactions are provided by a clearing broker pursuant to fully disclosed clearing agreements with Pershing LLC. During 2015, the Company entered into a Clearing agreement with Pershing LLC. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customers' and counterpartys' accounts introduced by the Company. At December 31, 2015, there was no activity and, as such, no securities were owned by customers.

At December 31, 2015, the receivable from the clearing organization consists of the following:

Deposits at clearing organization	$ 500,000
Included in Cash	4,000,000
	$ 4,500,000

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and a market maker, and accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of net capital required as a market maker, as defined, whichever is greater. At December 31, 2015, the Company had net capital of $2,353,815 which was $2,253,815 in excess of its required net capital of $100,000, and an Aggregate Indebtedness to Net Capital ratio of 0.29 to 1.0.

CG Capital Markets, LLC
Notes to the Financial Statements (continued)

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market making positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event customers and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITTMENTS

During 2015 the Company entered into new leases for office space in Red Bank, NJ, and Boca Raton, FL with lease termination dates of August 2020, and October 2019, respectively. It also has an office in New York, NY with a lease termination date of August 2021. The future minimum rental payments on the various non-cancellable leases are as follows:

2016	$ 567,004
2017	612,597
2018	628,642
2019	632,447
2020	544,092
2021	321,272
	$ 3,306,054

Rent expense for year ending December 31, 2015 was $194,609.

CG Capital Markets, LLC
Notes to the Financial Statements (continued)

NOTE 7 – OPERATING REVENUE

Based on management's assessment of its business, a large and diverse group of counterparties account for the majority of the Company's revenues in multiple product lines of the business. Customers are under no obligation to use the Company's services. These product lines include securities trading, market making, investment banking and advisory services. Accordingly, these customers may direct their trading activities to other market-makers or traders at any time. The loss of, or a significant reduction in demand for, the Company's services from any of these customers would not have a material adverse effect on the Company.

NOTE 8 – INCOME TAXES

As of December 31, 2015 the Company has no income tax or deferred income tax payable. The Company believes that it has appropriate support for any tax positions taken and, as such, does not have any uncertain tax positions that are material to the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress for any tax periods.

NOTE 9 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3 under Section (k)(2)(ii), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 28, 2016, the date the financial statements were issued. Based on the evaluation, no adjustments were required to the financial statements as of December 31, 2015.